EXHIBIT 99.1

SUBSCRIPTION

TO: stratabid.com, Inc. (the "Issuer"), of Vancouver, British Columbia, Canada

The undersigned Purchaser hereby irrevocably subscribes for, and on Closing will purchase from the Issuer, the following securities at the following price:

_____ shares of common stock, par value US$0.001 ("Shares"), at a price of US$0.25 per Share for a total subscription price of US$_____

The Purchaser directs the Issuer to issue, register and deliver the certificates representing the shares exactly as follows:

REGISTRATION INSTRUCTIONS:	DELIVERY INSTRUCTIONS:
Name to appear on certificate	Name and account reference, if applicable
Account reference, if applicable	Contact name
Address	Address
	Telephone number

EXECUTED by the Purchaser this ___ day of _____, 200___.

X _____ Signature of individual (if Purchaser is a natural person)	Address of Purchaser (residence if a natural person)
X _____ Authorized signatory (if Purchaser is not a natural person)	
Name of Purchaser (please print)	Telephone Number of Purchaser
Name of authorized signatory (please print)	E-mail Address of Purchaser

ACCEPTED this _____ day of _____, 200___.

STRATABID.COM, INC.

Per:

_____
Authorized signatory

APPENDIX "A"
TERMS

1.   DEFINITIONS

1.1   In the Subscription to which this Appendix "A" is attached, the following words have the following meanings unless otherwise indicated:

   (a)   "BC Act" means the *Securities Act*, R.S.B.C. 1996, c. 418, as amended, and the regulations and rules made thereunder and all administrative policy statements, blanket orders, notices, directions and rulings issued by the BCSC;

   (b)   "BCSC" means the British Columbia Securities Commission;

   (c)   "Closing" means the completion of the sale and purchase of the Shares;

   (d)   "Offering" means the offering of the Shares under the Offering Memorandum;

   (e)   "Offering Memorandum" means the Offering Memorandum of the Issuer dated ●, 2002; and

   (f)   "Risk Acknowledgement Form" means the form of risk acknowledgement attached as Appendix "B" to the Subscription.

2.   REPRESENTATIONS AND WARRANTIES OF PURCHASER

2.1   Acknowledgements concerning offering

The Purchaser acknowledges that:

   (a)   the BCSC has not reviewed or passed on the merits of the Shares;

   (b)   there is no government or other insurance covering the Shares;

   (c)   there are risks associated with the purchase of the Shares;

   (d)   there are restrictions on the Purchaser's ability to resell the Shares in British Columbia and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Shares in British Columbia; and

   (e)   the Issuer has advised the Purchaser that the Issuer is relying on an exemption from the requirements to provide the Purchaser with a prospectus under the BC Act and to sell Shares through a person registered to sell Shares under the BC Act and, as a consequence of acquiring Shares pursuant to this exemption, certain protections, rights and remedies provided by the BC Act, including statutory rights of rescission or damages, will not be available to the Purchaser.

2.2   Representations by all Purchasers

The Purchaser represents and warrants to the Issuer, with the intent that the Issuer will rely thereon in taking up and accepting this Subscription, that, as at the date of the Subscription and at the Closing:

   (a)   no prospectus has been filed by the Issuer with the BCSC in connection with the issuance of the Shares, the issuance is exempted from the prospectus and registration requirements of the BC Act, and

      (i)   the Purchaser is restricted from using most of the civil remedies available under the BC Act,

      (ii)   the Purchaser may not receive information that would otherwise be required to be provided to the Purchaser under the BC Act, and

      (iii)   the Issuer is relieved from certain obligations that would otherwise apply under the BC Act;

(b) the Purchaser has received a copy of the Offering Memorandum and has read, understood, completed and signed the Risk Acknowledgement Form;

(c) to the best of the Purchaser's knowledge, the Shares were not advertised and the Purchaser has not become aware of any advertisement in printed media of general and regular paid circulation, radio or television with respect to the distribution of the Shares;

(d) no person has made to the Purchaser any written or oral representations

  (i) that any person will resell or repurchase the Shares,

  (ii) that any person will refund the purchase price of the Purchased Shares,

  (iii) as to the future price or value of any of the Shares, or

  (iv) that the Shares are or will be listed posted for trading on an exchange or quoted on any quotation and trade reporting system;

(e) the Purchaser has been advised to consult its own legal and tax advisors with respect to applicable resale restrictions and tax considerations, and it (or others for whom it is contracting hereunder) is solely responsible for compliance with applicable resale restrictions and applicable tax legislation;

(f) the offer made by this Subscription is irrevocable (subject to the Purchaser's right to withdraw the Subscription and to terminate the obligations as set out in this Subscription) and requires acceptance by the Issuer;

(g) this Subscription has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser;

(h) the Purchaser has been independently advised as to the applicable hold period imposed in respect of the Shares by securities legislation in the jurisdiction in which the Purchaser resides and confirms that no representation has been made respecting the applicable hold periods for the Shares and is aware of the risks and other characteristics of the Shares and of the fact that the Purchaser may not be able to resell the Shares except in accordance with the applicable securities legislation and regulatory policies;

(i) the Purchaser, and any beneficial purchaser for whom the Purchaser is acting, is resident in the province or jurisdiction set out on the first (cover) page of this Subscription; and

(j) the Purchaser is capable of assessing the proposed investment as a result of the Purchaser's financial and business experience or as a result of advice received from a registered person other than the Issuer or any affiliates of the Issuer.

3.   CLOSING

3.1   The Purchaser acknowledges that Shares may be issued to other purchasers in the Offering concurrently with the Closing.

3.2   At Closing, the Issuer will deliver to the Purchaser or its nominee, the certificates representing the Shares purchased by the Purchaser registered in the name of the Purchaser or its nominee.

3.3   The Purchaser may cancel this Subscription by delivering notice to the Issuer no later than midnight on the 2nd business day after the Purchaser has signed this Subscription.

4.   MISCELLANEOUS

4.1   The Purchaser hereby authorizes the Issuer to correct any minor errors in, or complete any minor information missing from any part of the Subscription executed by the Purchaser and delivered to the Issuer in connection with the Offering.

4.2 The Issuer will be entitled to rely on delivery by fax machine of an executed copy of this Subscription, and acceptance by the Issuer of such faxed copy will be equally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms of the Subscription.

4.3 This Subscription is not assignable or transferable by the parties hereto without the express written consent of the other party to this Subscription.

4.4 Except as expressly provided in this Subscription this Subscription contains the entire agreement between the parties with respect to the Shares and there are no other terms, conditions, representations or warranties whether expressed, implied, oral or written, by statute, by common law, by the Issuer, by the Agent, or by anyone else.

4.6 This Subscription enures to the benefit of and is binding upon the parties to this Subscription and their successors and permitted assigns.

*The attached Risk Acknowledgement Form is required by the British Columbia Securities Commission to be executed **by all purchasers** and relates to requirements of securities legislation applicable in British Columbia only.*

RISK ACKNOWLEDGEMENT FORM

I acknowledge that this is a risky investment:
- I am investing entirely at my own risk.
- No securities commission has evaluated or endorsed the merits of these securities or the disclosure in the offering memorandum.
- The person selling me these securities is not registered with a securities commission and has no duty to tell me whether this investment is suitable for me.
- I will not be able to sell these securities except in very limited circumstances. I may never be able to sell these securities.
- I could lose all the money I invest.

I am investing $_____ [total consideration] in total; this includes any amount I am obliged to pay in future.

I acknowledge that this is a risky investment and that I could lose all the money I invest.

_____
Date

_____
Signature of Purchaser

_____
Print Name of Purchaser

Sign 2 copies of this Document. Keep one copy for your records.

WARNING

You have 2 business days to cancel your purchase.

To do so, send a notice to stratabid.com, Inc. stating that you want to cancel your purchase. You must send the notice before midnight on the 2nd business day after you sign the agreement to purchase the securities. You can send the notice by fax or email or deliver it in person to stratabid.com, Inc. at its business address.

Issuer Name & Address:	stratabid.com, Inc. Suite 1400, 1500 West Georgia Street Vancouver, British Columbia, V6G 2Z6 Attention: President
Fax:	(604) 689-5320
E-mail:	dwasson@telus.net

You are buying *Exempt Market Securities*

They are called *exempt market securities* because two parts of securities law do not apply to them. If an issuer wants to sell *exempt market securities* to you:

- the issuer does not have to give you a prospectus (a document that describes the investment in detail and gives you some legal protections), and

- the securities do not have to be sold by an investment dealer registered with a securities commission.

There are restrictions on your ability to resell *exempt market securities*. *Exempt market securities* are more risky than other securities.

You will receive an offering memorandum

Read the offering memorandum carefully because it has important information about the issuer and its securities. Keep the offering memorandum because you have rights based on it. Talk to a lawyer for details about these rights.

The securities you are buying are not listed

The securities you are buying are not listed on any stock exchange, and they may never be listed. You may never be able to sell these securities.

The issuer of your securities is a non-reporting issuer

A *non-reporting issuer* does not have to publish financial information or notify the public of changes in its business. You will not receive ongoing information about this issuer.

For more information on the *exempt market*, call your local securities Commission:

BRITISH COLUMBIA SECURITIES COMMISSION
P. O. Box 1042, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2
Phone: (604) 899-6500
Internet: www.bcsc.bc.ca